Mail Stop 0305

August 23, 2006

Qingjie Zhao
MGCC Investment Strategies, Inc
No. 56 Lingxi Street
Jinzhou City, Liaoning
People's Republic of China, 121013

Re: MGCC Investment Strategies, Inc
Amendment No. 1 to Form S-1 filed August 7, 2006
File No. 333-135250

Dear Mr. Zhao:

We have reviewed your responses to the comments in our letter dated July 20, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

Selected Consolidated Financial Data, Page 12

1. Revise to disclose basic and diluted earnings per share for all periods presented or explain why you do not believe this is not applicable or required for the years ended December 31, 2001, 2002 and 2003.

Liquidity and Capital Resources, page 22

2. We note your response to our prior comment 12 and your revised disclosure on page 22, where you state that net cash provided by operating activities in 2005 increased by 4.2 million in comparison to 2004, mainly due to the increased sale revenue and more efficient control of accounts receivables and account payables. Please explain how you concluded that you had more efficient control on accounts receivable given the $7.1 million increase in trade receivables that occurred from December 31, 2004 to December 31, 2005 and how this increase in trade receivables contributed to the $4.3 million increase in net cash provided by operating activities in 2005 as stated in you revised disclosure.

Obligations Under Material Contracts, page 24

3. We note your response to our prior comment 15 and your revised disclosure on
    page 24. It appears from your disclosure on page 24 and 25 that you have purchase
    obligations as defined in Item 303(a)5(i) of Regulation S-K. In this regard, please
    include these purchase obligations in your contractual obligations table on page 24.
    Also, please revise the table to include the capital commitment and operating leases
    disclosed in Note 20 to the consolidated financial statements.

Overview, page 35

4. We note your response to prior comment 20, but reissue it in part. Please revise the
    third paragraph to delete the references to your competitors.

Selling Stockholders, page 45

5. We note your response to prior comment 25. Please disclose the exemption used to
    issue the shares sold to Halter Financial Investments, L.P. Additionally, please
    expand your discussion under Recent Sales of Unregistered Securities to disclose
    the HFI transaction.

6. We note your response to prior comment 26 but reissue it. Instead of the disclosing
    the position of the persons listed, please identify them as the natural person or
    persons that have voting or investment power over the selling shareholder or
    disclose the name of the person or persons that have such power.

Index to Consolidated Financial Statements
Note 4. Summary of significant accounting policies
Advertising, transportation, research and development expenses, page F-40

7. We note from your response to our prior comment 33 and your revised disclosure
    on page 35 that for accounting purposes, the research and development expenses
    include only expenses for "new products development." Please disclose and tell us
    your accounting policy for your "investments in research and development
    equipment" and "other research and development expenses." As part of your
    response, explain to us why your "investments in research and development
    equipment" and "other research development expenses," are not considered
    research and development costs encompassed by SFAS No.2. We may have
    further comment upon receipt of your response.

Note 27. Subsequent events, page F-58

8. We note from your disclosure that on July 12, 2006 the board of directors of
    MGCC approved a 2.448719 for -1 forward stock split. In this regard, please revise

your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the stock-split. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

Recent Sales of Unregistered Securities, page II-1

9. While we note your response to prior comment 38, it does not appear that you included the aggregate amount of consideration received by the company. Please revise accordingly. See Item 701(c) of Regulation S-K.

General

10. Please update your financial statements as required by Rule 3-12 of Regulation S-X.

*****

Closing

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (202) 654-1804
        Louis A. Bevilacqua, Esq.
        Thelen Reid & Priest LLP